EXHIBIT 99.1

Standard Lithium Appoints PricewaterhouseCoopers as Auditor

VANCOUVER, British Columbia, Oct. 18, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), an innovative technology and lithium project development company, has appointed PricewaterhouseCoopers LLP (PWC) as its new independent registered public accounting firm, effective October 17, 2022. The appointment of PWC has been approved by both the audit committee and the Board of Directors (the “Board”) of the Company. PWC succeeds Manning Elliott LLP (Manning Elliott), which previously was the independent registered accounting firm providing audit services to the Company.

Robert Cross, Non-Executive Chairman of Standard Lithium and member of its Audit Committee, commented, “PWC submitted an attractive proposal, and we are confident PWC will guarantee a high-quality audit and comply with our rigorous independence standards.”

“We also thank Manning Elliott for its superb audit services and support over the past five years as well as its current assistance in onboarding PWC,” added Cross.

A thorough transition process is underway to ensure an effective transfer from Manning Elliott to PWC.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company operates its first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the Lanxess South Facility and the South West Arkansas Project, the award of the FEED and DFS contract, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com